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                                                                    EXHIBIT 16.1


                  Letterhead - Gelfond Hochstadt Pangburn, P.C.

March 14, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Immune Response, Inc.
                  SEC File No. 33-17922-C

Ladies and Gentlemen:

Relative to the change in auditors, we have read the statements made by Immune Response, Inc. We understand that these statements are being filed with the Commission, pursuant to Item 4 of the Company's Form 8-K report, dated March 17, 2000. We agree with the statements made in the first, second, and fourth sentences of Item 4(a) concerning our firm in such Form 8-K. We have no basis to agree or disagree with any other statements contained in such Form 8-K.

Sincerely,

/s/  Gelfond Hochstadt Pangburn, P.C.

Gelfond Hochstadt Pangburn, P.C.

cc:  Immune Response, Inc. - William J. Post